FORM 8-A/A
                                 Amendment No. 1


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     FOR REGISTRATION OF CERTAIN CLASSES OF
                   SECURITIES PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934.


                            Scottish Re Group Limited
             (Exact name of registrant as specified in its charter)

        Cayman Islands                                      98-0362785
------------------------------                    ------------------------------
(Jurisdiction of incorporation                            (IRS Employer
       or organization)                                 Identification No.)

                                  P.O. Box 2939
                            Crown House, Third Floor
                               4 Par-la-Ville Road
                              Hamilton HM12 Bermuda

                    (Address of principal executive offices)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ x ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box. [   ]

     Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on
     to be so registered                which each class is to be registered
     -------------------                ------------------------------------

     Ordinary Shares,                   New York Stock Exchange
     $.01 par value per share

     Securities to be registered pursuant to Section 12(g) of the Act: None


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Item 1.   Description of Registrant's Securities to be Registered.

     This Amendment No. 1 to the registration statement on Form 8-A/A amends the registration statement on Form 8-A that Scottish Re Group Limited (the "Company") filed on January 16, 2002.

Ordinary Shares

     The class of securities to be registered hereby are the Company's ordinary shares, par value $0.01 per share (the "Ordinary Shares"). The Ordinary Shares are listed on the New York Stock Exchange under the symbol "SCT." The authorized share capital of the Company as of the date of this registration statement is 100,000,000 Ordinary Shares, par value $0.01 per share, and 50,000,000 preferred shares, par value $0.01 per share. All of our outstanding ordinary shares are fully paid and nonassessable.

     There are no provisions of Cayman Islands law, our Memorandum of Association (the "Memorandum") or our Articles of Association (the "Articles") that impose any limitation on the rights of shareholders to hold or vote Ordinary Shares based on the fact that such shareholders are not residents of the Cayman Islands. Holders of the Ordinary Shares have no pre-emptive, conversion or sinking fund rights.

     Voting. Subject to certain restrictions, each holder of Ordinary Shares is entitled to one vote per share on all matters submitted to a vote of shareholders of Ordinary Shares at any meeting.

     Voting rights with respect to the Ordinary Shares are noncumulative unless the following provision is applicable. If (1) the number of issued Controlled Shares (as defined below) of any person other than Cypress Merchant B Partners II (Cayman) L.P., Cypress Merchant Banking II-A C.V., 55th Street Partners II (Cayman) L.P., Cypress Side-by-Side Cayman L.P. (the "Cypress Purchasers") or any other Shareholder (as such capitalized term is determined by the Board of Directors by reference to the definition of such term in the Shareholders' Agreement (the "Shareholders' Agreement") by and among the Company and the Cypress Purchasers dated as of December 31, 2004) (together with the Cypress Purchasers, the "Cypress Entities" and each, a "Cypress Entity") would constitute 10% or more of the combined voting power of the issued voting power (calculated after giving effect to any prior reduction in voting power as described below) or (2) the total number of issued Controlled Shares held by the Cypress Entities would constitute 25% or more, of the combined voting power of our issued voting shares (calculated, in each case, after giving effect to any prior reduction in voting power as described below), each such issued Controlled Share, regardless of the identity of the registered holder thereof, will confer only a fraction of a vote as determined by the following formula (the "Formula"):

          (T - C)/(X x C)

          Where:

     o "T" is the aggregate number of votes conferred by all the issued shares immediately prior to the application of the Formula with respect to any particular shareholder,


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          adjusted to take into account any prior reduction taken with respect to any other shareholder pursuant to the "sequencing provision" described below;

     o "C" is the number of issued Controlled Shares attributable to such person; and

     o "X" is (i) 9.1 if such person is any person other than a Cypress Entity or (ii) 3.016 if the Formula is being applied to determine the reduction in total combined voting rights attributable to the total number of Controlled Shares of the Cypress Entities.

"Controlled Shares" are the voting shares owned by any person, whether

     o    directly,

     o with respect to persons who are United States persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Internal Revenue Code of 1986, as amended (the "Code"), or

     o beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.

     The Formula will be applied successively as many times as may be necessary to ensure that no person other than a Cypress Entity will be a 10% Shareholder (as defined below) at any time and that the total combined voting rights attached to the Controlled Shares of the Cypress Entities shall not exceed 24.9% at any time (the "sequencing provision"). For the purposes of determining the votes exercisable by shareholders as of any date, the Formula will be applied to the shares of each shareholder in declining order based on the respective numbers of total Controlled Shares attributable to each shareholder. Thus, the Formula will be applied first to the votes of shares held by the shareholder to whom the largest number of total Controlled Shares is attributable and thereafter sequentially with respect to the shareholder with the next largest number of total Controlled Shares. In each case, calculations are made on the basis of the aggregate number of votes conferred by the issued voting shares as of such date, as reduced by the application of the Formula to any issued voting shares of any shareholder with a larger number of total Controlled Shares as of such date. The defined term "10% Shareholder" means a person who owns, in the aggregate, (1) directly, indirectly or constructively within the meaning of
Section 958 of the Code or (2) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Exchange Act, issued shares carrying 10% or more of the total combined voting rights attaching to the issued shares.

     The Board of Directors may require any shareholder to provide information as to that shareholder's beneficial share ownership, the names of persons having beneficial ownership of the shareholder's shares, relationships with other shareholders or any other facts the directors may deem relevant to a determination of the number of Controlled Shares attributable to any person. The Board of Directors may disregard the votes attached to shares of any holder failing to respond to such a request or submitting incomplete or untrue information.


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     The Board of Directors retains certain discretion to make such final adjustments to the aggregate number of votes attaching to the voting shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person other than a Cypress Entity will be a 10% Shareholder at any time, and that the voting rights attached to the Controlled Shares of the Cypress Entities shall not exceed 24.9% of the voting rights of the issued shares at any time.

     Voting Requirements. The vote required for most shareholder action is the affirmative vote by ordinary resolution of the holders of at least a majority of the issued and outstanding Ordinary Shares present and voting in person or by proxy at a general meeting of the shareholders. Amendments to certain provisions of our Memorandum and Articles require the affirmative vote by special resolution of at least two-thirds (66 2/3%) of the holders of our Ordinary Shares present and voting in person or by proxy at a general meeting of the shareholders.

     Transfer. Except as described below with respect to transfers of Ordinary Shares executed on the New York Stock Exchange, the Board of Directors (or its designees) is required to decline to register a transfer of shares if it has reason to believe that the result of such transfer would be to increase the number of total Controlled Shares of any person to 10% or more of a class of our shares. The Cypress Entities, however, shall each be permitted to transfer our shares to another Cypress Entity, provided that the Controlled Shares of the Cypress Entities in the aggregate do not exceed 24.9% of our shares.

     The Board of Directors (or its designees) also may, in its absolute discretion, decline to register the transfer of any Ordinary Shares, except for transfers executed on the New York Stock Exchange, if it has reason to believe
(1) that such transfer may expose us, any subsidiary or shareholder thereof or any variable life policy-holder or any person purchasing reinsurance from us or any such subsidiary to adverse tax or regulatory treatment in any jurisdiction or (2) that registration of such transfer under the Securities Act of 1933, as amended, or under any United States state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected.

     The Board of Directors will not decline to register any transfer of Ordinary Shares executed on the New York Stock Exchange for the reasons described above. If, however, any such transfer results in the transferee (or any group of which such transferee is a member) beneficially owning, directly or indirectly, 10% or more of any class of the shares (24.9% in the case of the Cypress Entities) or causes the Board of Directors (or its designees) to have reason to believe that such transfer may expose us, any subsidiary or shareholder thereof or any variable life policy-holder or any person purchasing reinsurance from us to adverse tax or regulatory treatment in any jurisdiction, the Articles empower the Board of Directors (or its designees) to deliver a notice to the transferee demanding that such transferee surrender to an agent designated by the Board of Directors (the "Agent") certificates representing the shares and any dividends or distributions that the transferee has received as a result of owning the shares. A transferee who has resold the shares before receiving such notice will be required to transfer to the Agent the proceeds of the sale, to the extent such proceeds exceed the amount that the transferee paid for the shares, together with any dividends or distributions that the transferee received from us. As soon as practicable after receiving the shares and any dividends or distributions that the


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transferee received, the Agent will use its best efforts to sell such shares and any non-cash dividends or distributions in an arm's-length transaction on the New York Stock Exchange. After applying the proceeds from such sale toward reimbursing the transferee for the price paid for the shares, the Agent will pay any remaining proceeds and any cash dividends and distributions to organizations described in Section 501(c)(3) of the Code that the Directors designate. The proceeds of any such sale by the Agent or the surrender of dividends or distributions will not inure to the benefit of us or the Agent, but such amounts may be used to reimburse expenses incurred by the Agent in performing its duties.

     Dividends. Holders of Ordinary Shares are entitled to receive dividends ratably when and as declared by the Board of Directors from funds legally available therefor, subject to prior payment of preferred shares, if any.

     Liquidation. In the event of any dissolution, liquidation or winding-up, whether voluntary or involuntary, after there are paid or set aside for payment to creditors and the holders of any preferred shares the full amounts to which they are entitled, the holders of the then outstanding Ordinary Shares will be entitled to receive, pro rata according to the number of Ordinary Shares registered in the names of such shareholders, any of our remaining assets available for distribution to our shareholders.

     Restrictions on Share Issuance. We are restricted from issuing shares if such issuance would increase the number of total Controlled Shares of any person other than a Cypress Entity to 10% or more of a class of our shares or the total Controlled Shares of the Cypress Entities to 25% or more on an unadjusted basis.

     Share Redemption. Ordinary Shares may be redeemed or repurchased on terms agreed to between the Board of Directors and the holder of the shares and, subject to Exchange Act and stock exchange regulations, we may, from time to time, purchase or redeem all or part of the Ordinary Shares of any shareholder, whether or not we have made any offer to all or any of the other shareholders. Any redemption or repurchase must be done in a manner that the Board of Directors believes would not cause the total Controlled Shares of any person to equal or exceed 10% of a class of our shares (24.9% in the case of the Cypress Entities).

     Lien on Shares. We will have a first and paramount lien on all shares (whether fully paid-up or not) registered in the name of a shareholder for all debts, liabilities or engagements to or with us (whether presently payable or not) by such shareholder or such shareholder's estate and that upon notice, we may sell any shares on which we have a lien to the extent any sum in respect of which the lien exists is presently payable. Registration of a transfer of any shares subject to our lien will operate as a waiver of such lien.

     Unilateral Repurchase Right. The Articles provide that if our Board of Directors determines that beneficial ownership of issued shares by any shareholder may result in adverse tax, regulatory or legal consequences to us, any subsidiary or shareholder thereof or any person insured or reinsured or proposing to be insured or reinsured by us or any such subsidiary, the Board of Directors may, in its absolute discretion, redeem or repurchase all or part of the shares held by such shareholder or direct such shareholder to sell and transfer all or part of such shares


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to one or more designated third parties. The price to be paid for such shares will be the fair market value of such shares as determined in accordance with the Articles.

Certain Memorandum of Association and Articles of Association Provisions

     We describe certain provisions of our Memorandum of Association and Articles of Association in the following paragraphs.

     The Articles contain certain provisions that make more difficult the acquisition of control by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with the Board of Directors. The Board of Directors believes that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with the Board of Directors. The Board of Directors would negotiate based upon careful consideration of the proposed terms, such as the price to be paid to shareholders, the form of consideration to be paid and the anticipated tax effects of the transaction. These provisions could, however, have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of us. In addition, the Articles provide that voting rights with respect to shares directly or indirectly beneficially owned by any person or group of persons, other than the Cypress Entities, directly or indirectly beneficially owning 10% or more of the outstanding combined voting power (or 25% in the case of the combined voting power of the Cypress Entities) of our issued voting shares will be limited to a voting power of less than 10% (or less than 25% in the case of the Cypress Entities), which significantly limits the ability of a prospective acquiror to effect a takeover. To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the Ordinary Shares.

     Classified Board of Directors

     The Articles provide for a classified Board of Directors, to which approximately one-third of the Board is elected each year at our annual meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. Moreover, our Articles provide that each director may be removed by the shareholders only for cause upon the affirmative vote of the holders of not less than 66 2/3% of the voting rights attached to all issued and outstanding capital shares entitled to vote for the election of that director. In addition, the Board of Directors has sole authority to set the size of the Board of Directors from one to twelve Directors; provided that a decrease in the size of the Board cannot shorten the term of any incumbent Director.

     Our classified Board of Directors makes it more difficult for shareholders to change the composition of our Board even if some or a majority of the shareholders believe such a change would be desirable. Moreover, these provisions may deter changes in the composition of the Board of Directors or certain mergers, tender offers or other future takeover attempts which some or a majority of holders of our securities may deem to be in their best interest.

     Number of Directors; Removal; Filling Vacancies

     The Board of Directors may consist of one to twelve members. Our directors have the exclusive power and right to set the exact number of directors within that range by resolution


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adopted by the vote of a majority of the directors present at a meeting at which a quorum is present, or by unanimous written consent. The Board of Directors currently consists of nine directors. The Articles provide that the Board of Directors may fill newly created directorships. This provision may prevent you from obtaining majority representation on the Board of Directors by allowing the Board of Directors to enlarge itself and fill the new directorships with its own nominees. A director so elected by the Board of Directors holds office until the next succeeding annual general meeting of shareholders and until his or her successor has been elected and qualified. These provisions preclude you from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with your own nominees.

     Special Meetings of Shareholders

     Except as otherwise required by law, and subject to the terms of any class or series of shares issued by us having a preference over the Ordinary Shares as to dividends or upon liquidation to elect directors in specified circumstances, extraordinary general meetings of shareholders may be called only by a majority of the directors or at the request in writing of shareholders owning at least fifty percent (50%) of the outstanding shares generally entitled to vote, subject to certain limitations.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations

     If a shareholder desires to submit a proposal for consideration at an annual general meeting or extraordinary general meeting, or to nominate persons for election as directors, written notice of such shareholder's intent to make such a proposal or nomination must contain the information required by the Articles and must be given and received by our Secretary at our principal executive offices not later than (1) with respect to an annual general meeting, 60 days prior to the anniversary date of the immediately preceding annual general meeting and (2) with respect to an extraordinary general meeting, the close of business on the tenth day following the date on which notice of such meeting is first sent or given to shareholders. The presiding officer of the annual general meeting or extraordinary general meeting shall, if the facts warrant, refuse to acknowledge a proposal or nomination not made in compliance with the foregoing procedure.

     In addition, as long as the Cypress Entities continue to hold the lesser of
(i) 9.9% or more of the voting power of the Company's voting securities on an as-converted basis or (ii) 35% or more of the Purchased Securities (as defined in the Shareholders' Agreement) on an as-converted basis, the Cypress Entities have the non-assignable right to designate one director and one non-voting observer to be appointed to the Company's Board of Directors. Subject to satisfaction of applicable legal criteria, this director is also entitled to be on the Company's Compensation Committee, Corporate Governance Committee and Finance and Investment Committee.

     The advance notice requirements regulating shareholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a shareholder proposal if the procedures summarized above are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.


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     No Action by Written Consent of the Shareholders

     Our shareholders may not take action by written consent in lieu of a meeting.

     Limitation on Liability

     Our directors' liability is limited to the extent permitted by law. Generally, our directors will not be held liable for their actions. However, they will be held liable for:

     o    a breach of their duty of loyalty to us or our shareholders;

     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o payment of a dividend on shares or a purchase or redemption of our shares in violation of law; or

     o any transaction from which a director derived an improper personal benefit.

Because of these limitations on liability, our shareholders may not sue one of our directors for money unless the shareholder (through a derivative action) can show the director committed one of the offenses listed above. These provisions do not affect our directors' liability under federal securities laws. Also, our directors still have a duty of care. The limitation of our directors' liability may discourage or deter shareholders or management from suing directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us or our shareholders. This limitation on our directors' liability should not affect the availability of equitable remedies such as injunctions or rescissions based upon a director's breach of his duty of care.

     Indemnification

     We will indemnify our directors, officers and employees to the fullest extent permitted by Cayman Islands law. We are generally required to indemnify our directors and officers for all threatened, pending or contemplated actions, suits or proceedings, whether civil, criminal, administrative or investigative, brought against such person by reason of the fact that such person was a director, officer or employee. An officer or director may not be indemnified for his own dishonesty, willful neglect or default.


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Item 2.           Exhibits.

Exhibit
Number                   Exhibit
-------                  -------

3.1 Memorandum of Association of the Company (incorporated by reference to our Current Report on Form 8-K, filed with the SEC on June 2, 2005)

3.2 Articles of Association of the Company (incorporated by reference to our Current Report on Form 8-K, filed with the SEC on June 2, 2005)


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                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SCOTTISH RE GROUP LIMITED


                                   By: /s/ Paul Goldean
                                      -------------------------------------
                                      Paul Goldean
                                      Executive Vice President and General
                                      Counsel


DATED:    June 2, 2005


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EXHIBIT INDEX

Exhibit
Number                   Exhibit
-------                  -------

3.1 Memorandum of Association of the Company (incorporated by reference to our Current Report on Form 8-K, filed with the SEC on June 2, 2005)

3.2 Articles of Association of the Company (incorporated by reference to our Current Report on Form 8-K, filed with the SEC on June 2, 2005)


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